August 25, 2010

John A. Featherman, III
Preasident and Chief Executive Officer
First Chester County Corporation
9 North High Street
West Chester, Pennsylvania 19380

Re: First Chester County Corporation
    File Number 000-12870
    Form 10-K for the fiscal year ended December 31, 2008
    Form 10Q for the Quarterly Period Ended March 31, 2009
    Form 10Q for the Quarterly Period Ended June 30, 2009
    Form 10Q for the Quarterly Period Ended September 30, 2009

Dear Mr. Featherman:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Hugh West
                                Branch Chief